FOR IMMEDIATE RELEASE

CARL C. ICAHN ISSUES OPEN LETTER TO STOCKHOLDERS OF DELL

New York, New York, July 29, 2013 – Carl C. Icahn and his affiliates today issued the following open letter to stockholders of Dell Inc.

Dear Fellow Dell Stockholders:

In their Merger Agreement, Michael Dell/Silver Lake agreed with the Dell Board that they would purchase Dell if, and only if, a majority of the outstanding shares held by unaffiliated stockholders voted in favor of the transaction. In that Merger Agreement, the Dell Board agreed with Michael Dell/Silver Lake that none of the current stockholders would be allowed to own shares in the newly formed company – they would be frozen out.  Further, the Dell Board agreed, wrongly in my opinion, to let Michael Dell/Silver Lake purchase the stock at what I view is a very undervalued price.

Even though the Dell Board and Michael Dell/Silver Lake agreed that a majority of the outstanding stock held by unaffiliated stockholders would be required to approve the transaction, and even made that provision of the Merger Agreement non-waivable, this required vote has not been achieved. Reports have indicated, and it is clearly the case, that Michael Dell/Silver Lake did not have sufficient stockholder support at either the July 18 or July 24 meetings.

Instead of accepting defeat with dignity, Michael Dell, in his interview with The Wall Street Journal, complained that the Merger Agreement he negotiated is unfair.  This is the very Merger Agreement that Michael Dell/Silver Lake agreed to, and ironically, Michael Dell, not the stockholders, initiated this proposed transaction.  Is it Michael Dell’s alter ego who keeps whining about the unfairness of an agreement that he himself asked the Dell Board to accept?

I might be able to understand the actions of Michael Dell, who does not wish to lose a golden opportunity, but I cannot understand the actions of the Dell Board.  The Dell Board approved a merger at what I believe to be a very undervalued price but they at least made it clear that an affirmative vote of a majority of the outstanding unaffiliated shares would be required to accept the Michael Dell/Silver Lake proposal, first at a meeting on July 18, and then again, on July 24.  But reports indicate that Michael Dell/Silver Lake did not have the necessary stockholder support to approve their proposed transaction at either of the scheduled meetings.  The stockholders have spoken.  Additionally, millions of shares of Dell stock have been traded since the Dell Board signed the Merger Agreement which included the non-waivable stockholder approval requirement -- a provision that Michael Dell now wishes to change.  What about the stockholders that purchased and sold shares of Dell stock based on this provision? Why does the Dell Board continue this travesty?  Why do they make a mockery of what little is left of corporate democracy at Dell?

In The Wall Street Journal interview, Michael Dell criticizes the fact that Icahn was not a stockholder when the process started.  In effect, he seems to be saying that Icahn has no right to meddle with Michael Dell’s “super Dell” deal.   I am also confused by Michael Dell’s statement that “after one of the most thorough processes in history the highest price that any of the parties was willing to pay was $13.65”?  But what about our proposed Dell self tender offer, which we believe has a total value to tendering stockholders of approximately $15.50 to $18 per share?*  I guess Michael Dell believes a bid doesn’t count if it is made by someone who didn’t own the shares when the process began.  Michael Dell should remember that it was he, not us, who put a value on the company, thereby placing it in auction, and Michael Dell and the Dell Board would do well to understand that in an auction, even a Dell auction, anyone has the right to bid.

Michael Dell spent many months crafting a merger agreement that would not only “freeze out” all unaffiliated stockholders but would also make it nearly insurmountable for anyone to make a competing bid.  Michael Dell is correct when he says the Merger Agreement that he and the Dell Board agreed to is unfair.  I believe it is unfair to the stockholders because of its effect on anyone who wishes to make a competing bid.  Because of the inclusion of matching rights in favor of Michael Dell/Silver Lake, a competing bidder carries significant risk that their bid would just be topped by Michael Dell/Silver Lake, in which case they would have paid sizeable fees for financing commitments yet be without a deal, a situation we believe is unfair.  If a competing bidder is effectively used as a stalking horse against the Michael Dell/Silver Lake transaction, it is reasonable to expect that the Merger Agreement should permit the company to enter into an arrangement with the competing bidder to receive a break-up fee to cover its financing expenses.  I guess Michael Dell and his army of advisors did not count on anyone being willing to put up $3 billion of their own money in order to put forth an alternative proposal to Dell’s offer -- but miracles do happen.

Conclusion Concerning The Wall Street Journal Interview
Where Michael Dell Shows His True Colors

Throughout the interview Michael Dell makes statements such as “my focus throughout has been to our company’s customers and partners.”  He states again “my focus first and foremost has been on the company and our employees, customers and partners”.  Except in the context of having his deal pushed across the finish line, Michael Dell barely mentions the company’s stockholders.  I guess he loses focus when the stockholders come into view.  Michael Dell states that “we could do what we needed to do better and faster as a private company.” He has, therefore, for the good of the company, determined he must deny all stockholders the right to participate in the possible good fortunes of Dell in the future.  The interview neglected to ask, or possibly Michael Dell refused to answer: “Did you ever once offer, or did the “independent committee” ever ask you to offer, your stockholders a contingent value right or warrant so that they might also be able to participate in the good fortune that might result from you taking Dell private?”

Why I Am Involved

Our system of corporate governance in this country is dysfunctional.  In my opinion, boards are empowered to do ridiculous and even inconceivable things to take advantage of stockholders.  I have railed against this fact for years.  But no one would believe, and with good reason, that I would risk $3 billion because I am outraged at the treatment of stockholders at Dell.  While I am enraged, the major reason I am involved is that I believe the Michael Dell/Silver Lake transaction undervalues the company.  I have spent many hours discussing Dell with experts, and there are many reasons to believe Michael Dell/Silver Lake’s proposal materially undervalues the company.  Perhaps the most important reason is Dell has a major liability that can be easily removed and that I believe would make the company a great deal of value.  It is the CEO, Michael Dell.  If Dell can replace Michael Dell, I think that the company would be worth far, far more.  I do not say this facetiously.  I fully expect to be able to identify a first class person to run Dell if our slate of directors are elected at the annual meeting.  Icahn has a history of bringing in strong new CEO’s that have gotten good results (for example, consider our activities in Biogen and Motorola, to name a few) and Icahn and Southeastern are beginning to see success in replacing top management at Chesapeake Energy.  Bringing in a new CEO, unhampered by Michael Dell and the old regime, is in my opinion, both effective and necessary when attempting to turn a company around.  It has often been my experience that removal of an underperforming CEO will allow a company to become more productive, more competitive and more profitable and has helped create billions in stockholder value for the companies that I have been involved with.  If my past record is any indication, I believe you will be happier and richer if you join me in voting against the Michael Dell/Silver Lake deal.  Finally, I can't help but note that Michael Dell has fared much better selling over 62 million shares in the $32 to $40 range over different periods in the past 10 years.  Unfortunately for stockholders, he seems to be a much better market-timer than a CEO.  It is time for Michael Dell and the Dell Board to go.

Sincerely,

Carl C. Icahn
Icahn Enterprises LP

For assistance in voting your shares, please contact D.F. King & Co., Inc., which is assisting Icahn and Southeastern Asset Management, at 1-800-347-4750 (banks and brokers call 1-212-269-5550) or by e-mail at dell@dfking.com.

__________________________________________________________________________________________
* Estimates are based upon the assumptions and calculations set forth in Definitive Additional Materials that we filed with the SEC on July 12, 2013 and July 16, 2013 and reflect only an illustration of the implied value of Dell based upon those assumptions and calculations.  The foregoing and the information contained in the Definitive Additional Materials are not a prediction of the specific future market value of Dell stock or any warrant.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN ENTERPRISES, LP, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS NOW SCHEDULED TO BE HELD ON AUGUST 2, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED JUNE 26, 2013. EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.  WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties.  Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,”  “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled “Risk Factors” in Dell’s Annual Report on Form 10-K for the year ended February 1, 2013 and under the section entitled “Cautionary Statement Concerning Forward-Looking Information” in Dell’s Definitive Proxy Statement filed with the SEC on May 31, 2013.  Such forward-looking statements should therefore be construed in light of such factors, and Icahn is under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:
Susan Gordon
(212) 702-4309